For Immediate Release

NORSAT INTRODUCES EASY-ACQUIRE RANGER 45cm and 60cm MICROSAT TERMINALS

New manpackable flyaway terminals lead the industry in portability, rapid deployment and ease of use.

Vancouver, British Columbia – June 18th, 2013 – Norsat International Inc. (“Norsat” or “the Company”) (TSX: NII and OTC BB: NSATF), a leading provider of innovative communication solutions that enable the transmission of data, audio and video for remote and challenging applications, announces the launch of the ultra-portable Ranger series of fly-away satellite terminals.

Norsat’s Ranger series represents the next generation of microsat terminals, featuring industry leading portability, rapid deployment and Norsat’s new “Easy-Acquire” user interface that allows users to operate the system with no formal training. Ranger terminals are available in antenna sizes of 45 and 60 cm and have integrated iDirect modems and the ability to support external modems. Both systems are designed for low power consumption and can run off AC, DC, or rechargeable battery packs with smart, uninterruptable power supply (UPS) capability. The Ranger microsats include a web-based GUI for remote monitoring of the system. Both Ranger terminals support tool-free activation and assembly and are on the air in less than 10 minutes.

The Norsat Ranger 45 microsat fits within a weather-tight, briefcase package (overhead luggage compliant). Key features include:

·	High performance: Rx: up to 45 Mbps, Tx: up to 4 Mbps;
·	Norsat “Easy-Acquire” assistant: No tools or instructions are required for satellite acquisition;
·	Light Weight and Portable: Packaged in a carbon fiber hard case and backpack;
·	WGS Certified and Multi-Band Capable: X and Ka bands supported;
·	MIL-STD-810 tested: The Ranger 45 is ruggedized for use in harsh weather; and
·	Battery powered: Supports up to 2.75 hours of uninterrupted use without a power source.

The Norsat Ranger 60 microsat fits within a weather-tight, airline checkable package (IATA compliant). Key features include:

·	High performance: Rx: up to 45 Mbps, Tx: up to 8 Mbps;
·	Norsat “Easy-Acquire” assistant: No tools or instructions are required for satellite acquisition;
·	Multi-Band Capable: Ku, X and Ka bands supported: WGS compliant;
·	Light Weight and Portable: Airline checkable and packaged in a hard case or rucksack;
·	MIL-STD-810 tested: The Ranger 60 is ruggedized for use in harsh weather and uses no fans; and
·	Battery powered: Supports up to 2 hours of uninterrupted use without a power source.

“The Ranger series of satellite terminals represent the highest quality and easiest to use microsats on the market,” said President & CEO Dr. Amiee Chan. “With the addition of the new Ranger terminals, Norsat has the broadest range of portable satellite terminals on the market, including flyaways, driveaways, microsats, and marine terminals, all ruggedized and purpose built for military, government, and commercial customers”.

Norsat demonstrated its new Ranger 45 at the SOFIC show in Tampa, FL. The 45 cm terminal was developed for the U.S. Army’s Program Executive Office for Enterprise Information Systems (PEO EIS) to address the need for portable X-band terminals for battlefield data connectivity to replace existing low data rate systems. Norsat is exhibiting the new Ranger 60 at CommunicAsia 2013 in Singapore June 18 - 21, 2013.  For product demonstrations and details, visit booth 1Q2-12 or contact us for further details.

About Norsat International Inc.

Founded in 1977, Norsat International Inc. is a leading provider of innovative communication solutions that enable the transmission of data, audio and video for remote and challenging applications. Norsat's products and services include leading-edge product design and development, production, distribution and infield support and service of fly-away satellite terminals, microwave components, M2M Solutions, antennas, Radio Frequency (RF) conditioning products, maritime based satellite terminals and remote network connectivity solutions. Additionally, through its Norsat Power Solutions segment, Norsat is a provider of power conversion and energy storage solutions for the communications, transportation and resource sectors.  More information is available at www.norsat.com, via email at investor@norsat.com.com or by phone at 1-604-821-2800.

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For further information, contact:

Dr. Amiee Chan	Mr. Arthur Chin
President & CEO	Chief Financial Officer
Tel: 604 821-2800	Tel: 604 821-2800
Email: achan@norsat.com	Email: achin@norsat.com